Free Writing Prospectus

Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated June 25, 2019

Relating to Preliminary Prospectus dated June 13, 2019

Registration Statement No. 333-231789

Cambium Networks Corporation

Update to Preliminary Prospectus

Issued June 13, 2019

This free writing prospectus relates to the initial public offering of ordinary shares of Cambium Networks Corporation and should be read together with the preliminary prospectus dated June 13, 2019 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-231789) relating to these shares, which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1738177/000119312519171764/d507740ds1a.htm

Cambium Networks provides wireless broadband networking infrastructure solutions for network operators, including medium sized wireless Internet service providers, enterprises and government agencies. For 2016, 2017, and 2018, our revenues were $181.4 million, $216.7 million, and $241.8 million, respectively. During the same periods, our net income (loss) was $2.9 million, $9.8 million and $(1.5) million, respectively. In the three months ended March 31, 2018 and 2019, our revenues were $58.5 million and $68.1 million, respectively. During the same periods, our net income (loss) was $(0.2) million and $1.9 million, respectively.

This Free Writing Prospectus is being provided to provide updates related to the following:

•

Vector Capital, which holds a controlling interest in us and is affiliated with two members of our board of directors, has indicated an interest in purchasing through an affiliated entity up to an aggregate of 1,500,000 ordinary shares in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Vector Capital may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to Vector Capital. The underwriters will not receive any underwriting discounts or commissions from sales of shares to Vector Capital.

•

Cambium Networks has determined not to complete the acquisition of the business for up to $5 million referenced throughout the Preliminary Prospectus, and therefore all related disclosure has been removed.

•

Following order of United States District Court, Northern District of Illinois on May 22, 2019 dismissing Ubiquiti Network’s complaint against the Company without prejudice, on June 18, 2019, Ubiquiti filed its First Amended Complaint (“FAC”) which makes substantially the same claims against the same parties with the exception that the FAC does not include claims for violation of the Illinois Computer Crime Prevention Law, Infringement of Registered Trademarks, False Designation of Origin, and Common Law Trademark Misappropriation that were included in the initial complaint. The response to the FAC is due on July 10, 2019. The Court has set a further presentment hearing on July 16, 2019.

•	Further information regarding Cambium’s plans with respect to 5G technology and risks related to the success and market adoption of future products.

•	The inapplicability of the “exclusive forum” in Cambium’s Articles of Association to claims brought under U.S. federal securities laws.

•	Updated disclosure regarding Cambium’s planned amendment to its credit facility.

•	Certain disclosure has been added in response to other comments from the Securities and Exchange Commission.

References to “Cambium,” “we” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 3 to the Registration Statement and supplements and updates the information contained in the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 14 of the Preliminary Prospectus.

1.	Disclosure Related to Vector Capital’s Indication Of Interest With Respect To This Offering and Cambium Networks’ Decision Not To Pursue Previously Disclosed Acquisition

A.	The following disclosure updates the cover page of the Preliminary Prospectus.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 25, 2019

Preliminary Prospectus

5,800,000 shares

Ordinary shares

This is an initial public offering of ordinary shares by Cambium Networks Corporation. Prior to this offering, there has been no public market for our ordinary shares. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share.

We have applied for listing of our ordinary shares on the Nasdaq Global Market under the symbol “CMBM.”

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and as such, have elected to comply with reduced public company reporting requirements for this prospectus and may elect to do so in future filings.

After the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standard of the Nasdaq Global Market because Vector Capital will own 68.7% of our then outstanding ordinary shares. See “Prospectus summary—Controlled company status,” “Principal shareholders” and “Risk factors—Risks related to this offering and ownership of our shares.”

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Cambium Networks, before expenses	$	$

(1)	See “Underwriting” for additional information regarding total underwriter compensation.

Cambium Networks has granted the underwriters an option for a period of 30 days to purchase up to 870,000 additional ordinary shares at the initial public offering price less underwriting discounts and commissions.

Vector Capital, which holds a controlling interest in us and is affiliated with two members of our board of directors, has indicated an interest in purchasing through an affiliated entity up to an aggregate of 1,500,000 ordinary shares in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Vector Capital may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to Vector Capital. The underwriters will not receive any underwriting discounts or commissions from sales of shares to Vector Capital.

Investing in our ordinary shares involves a high degree of risk. See “Risk factors” beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to investors on or about .

J.P. Morgan		Goldman Sachs & Co. LLC

Deutsche Bank Securities	Raymond James	JMP Securities	Oppenheimer & Co.

            , 2019

B.	The following updates the disclosure set forth in the Preliminary Prospectus under the section titled “The offering—Use of proceeds.”

Use of proceeds	The principal purposes of this offering are to create a public market for our shares, facilitate access to the public equity markets, increase our visibility in the marketplace, and obtain additional capital. We estimate that we will receive net proceeds from this offering of approximately $73.9 million (or approximately $85.2 million if the underwriters’ option to purchase additional shares is exercised in full), based upon an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no payment of underwriting discounts and commissions on the sale of all1,500,000 ordinary shares in this offering that VCH, L.P. has indicated an interest in purchasing, as described elsewhere in this prospectus. We will use an aggregate of $30.7 million of the net proceeds to pay down our indebtedness under our credit facility, and $5.6 million of the net proceeds to pay management fees owed to Vector Capital, based on the amount accrued as of March 31, 2019. We expect to use the remainder of the net proceeds from this offering for working capital and general corporate purposes. In addition, we believe that opportunities may exist from time to time to expand our current business through acquisitions of or investments in complementary products, technologies or businesses, although we have no present agreements, understandings or commitments in this regard. See “—Recapitalization and return of capital” and “Use of proceeds” for more information.

C.	The following disclosure has been added to the Preliminary Prospectus under the section titled “The offering.”

Vector Capital, through VCH, L.P., which holds a controlling interest in us and is affiliated with two members of our board of directors, has indicated an interest in purchasing up to an aggregate of 1,500,000 ordinary shares in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, VCH, L.P. may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to VCH, L.P. The underwriters will not receive any underwriting discounts or commissions from sales of shares to VCH, L.P. Any such shares purchased by VCH, L.P. will be subject to lock-up restrictions described in the section entitled “Shares Eligible for Future Sale.”

D.	The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Summary consolidated financial data.”

The consolidated balance sheet data as of March 31, 2019 are presented below:

•	on an actual basis; and

•

on an as adjusted basis to give effect to: (i) the sale by us of 5,800,000 shares offered by us in this prospectus, assuming an initial public offering price of $14.00 per share, the midpoint of the range on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no payment of underwriting discounts and commissions on the sale of all 1,500,000 ordinary shares in this offering that VCH, L.P. has indicated an interest in purchasing, as described elsewhere in this prospectus; and (ii) the application of the proceeds from this offering to pay down our indebtedness under our credit facility and to pay management fees to Vector Capital as described in “Use of proceeds.”

	As of March 31, 2019
(in thousands)	Actual	As adjusted(1)
Consolidated Balance Sheet Data:
Cash	$3,801	$42,275
Working capital(2)	37,359	79,034
Total assets	154,445	196,516
Total debt(3)	100,809	70,665
Total shareholders’ (deficit) equity	(18,711)	58,751

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) pro forma as adjusted, our cash balances and total assets by $5.5 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no payment of underwriting discounts and commissions on the sale of all 1,500,000 ordinary shares in this offering that VCH, L.P. has indicated an interest in purchasing, as described elsewhere in this prospectus.

(2)	Actual working capital comprises total current assets of $110.5 million less total current liabilities of $73.1 million.
(3)

Actual total debt comprises external debt and is net of deferred issuance costs of $2.3 million at March 31, 2019. As adjusted total debt comprises external debt and is net of remaining deferred issuance costs of $1.7 million.

E.

The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Risk factors—We may acquire other businesses which could require significant management attention, disrupt our business, dilute shareholder value and adversely affect our operating results.”

To execute on our business strategy, we may acquire or make investments in complementary companies, products or technologies. We have not made any acquisitions to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our channel partners, investors and financial analysts. In addition, if we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, into our company, the revenues and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may be unable to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including unexpected liability or accounting charges. We may pay cash, incur debt or issue equity securities to pay for any future acquisition, each of which could adversely affect our financial condition or the value of our shares. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

F.	The following disclosure has been added to the Preliminary Prospectus under the section titled “Risk Factors—Risks related to this offering and ownership of our shares.”

Participation in this offering by Vector Capital would reduce the available public float for our shares.

Vector Capital, through VCH, L.P., which holds a controlling interest in us and is affiliated with two members of our board of directors, has indicated an interest in purchasing up to an aggregate of 1,500,000 ordinary shares in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Vector Capital may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to Vector Capital. If Vector Capital were to purchase all of these shares, it, together with our other directors, executive officers and each of our stockholders who own greater than 5% of our outstanding ordinary shares and their affiliates, in the aggregate, would own approximately 77.9% of our outstanding ordinary shares after this offering, based on the number of shares outstanding as of June 1, 2019.

If Vector Capital, through VCH, L.P., purchases all or a portion of the shares in which it has indicated an interest in this offering, such purchase would reduce the available public float for our shares because Vector Capital would be restricted from selling the shares by a lock-up agreement they have entered into with our underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by Vector Capital in this offering may reduce the liquidity of our ordinary shares relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

G.	The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Use of proceeds.”

Use of proceeds

We estimate that the net proceeds from the sale of 5,800,000 shares that we are selling in this offering will be approximately $73.9 million, based on an assumed initial public offering price of $14.00 per share, the midpoint of the range on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses and assuming no payment of underwriting discounts and commissions on the sale of all 1,500,000 ordinary shares in this offering that VCH, L.P. has indicated an interest in purchasing, as described elsewhere in this prospectus. If the underwriters fully exercise their option to purchase additional shares in this offering, we estimate that our net proceeds will be approximately $85.2 million.

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by $5.5 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1,000,000 share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds from this offering by $13.0 million, assuming no change in the assumed initial public offering price deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our shares, facilitate access to the public equity markets, increase our visibility in the marketplace and obtain additional capital.

We will use $30.7 million of the net proceeds from this offering to pay down our credit facility and $5.6 million of the net proceeds from this offering to pay management fees to VCH, L.P. and its affiliates, based on the amount accrued as of March 31, 2019. For further information on how this amount was determined, please refer to “Certain relationships and related party transactions—Transactions with VCH, L.P. and its affiliates.” Aside from these payments, we will have no future obligations to return capital or pay management fees to VCH, L.P.,

Vector Capital or any of its affiliated entities after this offering.

We expect to use the remainder of the net proceeds from this offering for working capital and general corporate purposes. In addition, we believe that opportunities may exist from time to time to expand our current business through acquisitions of or investments in complementary products, technologies or businesses. While we have no agreements, commitments or understandings for any specific acquisitions at this time, we may use a portion of the net proceeds from this offering for these purposes.

Aside from the uses set forth above, our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, the anticipated growth of our business, and the availability and terms of alternative financing sources to fund our growth. Pending use of the net proceeds as described above, we intend to invest the proceeds in short-term, interest-bearing obligations, investment-grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government. The goal with respect to the investment of these net proceeds will be capital preservation and liquidity so that these funds are readily available to fund our operations.

H.	The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Capitalization.”

Capitalization

The following table sets forth our cash balances and capitalization as of March 31, 2019:

•	on an actual basis;

•

on a pro forma basis reflecting (i) the Recapitalization, based on an assumed initial public offering price of $14.00 per share, the midpoint of the range on the cover of this prospectus and (ii) the filing of our Amended and Restated Memorandum and Articles of Association, which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis reflecting (i) the pro forma adjustments indicated above, (ii) the receipt by us of the net proceeds from the sale of 5,800,000 shares in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the range on the front cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no payment of underwriting discounts and commissions on the sale of all 1,500,000 ordinary shares in this offering that VCH, L.P. has indicated an interest in purchasing, as described elsewhere in this prospectus and (iii) the application of the proceeds from this offering to pay down our indebtedness under our credit facility and to pay management fees to Vector Capital as described in “Use of proceeds.”

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This information should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2019
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted
Cash	$3,801	$3,801	$42,275
Total debt	103,087	103,087	72,387
Share capital, $0.0001 par value per share; 500,000,000 shares authorized; 19,805,562 shares issued and outstanding pro forma; and 25,605,562 shares issued and outstanding pro forma as adjusted	772	774	775
Capital contribution/additional paid-in capital(1)	24,651	56,000	129,885
Treasury stock	—	(1,611)	(1,611)
Accumulated other comprehensive income	(223)	(223)	(223)
Accumulated deficit(1)	(43,911)	(69,619)	(70,075)
Total shareholders’ (deficit) equity	(18,711)	(14,679)	58,751
Total capitalization	$84,376	$88,408	$131,138

(1)	Pro forma and Pro forma as adjusted amounts reflect the aggregate non-cash share-based compensation expense, net of the effective tax rate.

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $5.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no payment of underwriting discounts and commissions on the sale of all 1,500,000 ordinary shares in this offering that VCH, L.P. has indicated an interest in purchasing, as described elsewhere in this prospectus. Similarly, each 1,000,000 share increase (decrease) in the number of shares offered by us would increase (decrease) the pro forma as adjusted amount of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $13.0 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no payment of underwriting discounts and commissions on the sale of all 1,500,000 ordinary shares in this offering that VCH, L.P. has indicated an interest in purchasing, as described elsewhere in this prospectus

The preceding table:

•	assumes that the underwriters do not exercise their option in this offering to purchase additional shares;

•	excludes 283,707 shares subject to unvested restricted share awards;

•	excludes 9,976 shares underlying restricted share units;

•

excludes 3,400,000 shares reserved for future issuance under our 2019 Share Incentive Plan, of which we expect to grant options and RSUs on an aggregate of 2,172,000 shares effective upon the pricing of this offering, with exercise price of options equal to the initial public offering price; and

•	excludes 550,000 shares reserved for purchase under our Employee Share Purchase Plan.

I.	The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Dilution.”

Dilution

If you invest in our shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and our net tangible book value per share immediately after the completion of this offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding shares.

Our pro forma net tangible deficit as of March 31, 2019 was $(30.9) million, or $(1.56) per share. Pro forma net tangible deficit per share represents the amount of total consolidated assets, minus the amounts of intangible assets, goodwill and total liabilities, divided by the total number of shares outstanding after giving effect to the Recapitalization on a pro forma basis based on an assumed initial public offering price of $14.00, per share, the midpoint of the page range set forth on the cover page of this prospectus. Dilution is determined by subtracting pro forma as adjusted net tangible book value per share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price per share.

Without taking into account any other changes in such net tangible book value after March 31, 2019, other than to give effect to the issuance and sale of 5,800,000 shares in this offering at an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming no payment of underwriting discounts and commissions on the sale of all 1,500,000 ordinary shares in this offering that VCH, L.P. has indicated an interest in purchasing, as described elsewhere in this prospectus, and assuming the underwriters’ option to purchase additional shares is not exercised, our pro forma as adjusted net tangible book value as of March 31, 2019 would have been $1.66 per outstanding share. This represents an immediate increase in net tangible book value of $3.22 per share, to existing shareholders and an immediate dilution in net tangible book value of $12.34 per share, to investors purchasing shares in this offering. The pro forma information discussed above is illustrative only.

The following table illustrates such dilution:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share as of March 31, 2019	$(1.56)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	3.22
Pro forma as adjusted net tangible book value per share after this offering		1.66
Dilution per share to new investors purchasing shares in this offering		$12.34

Each $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $5.5 million, our pro forma as adjusted net tangible book value per share after this offering by $0.21 and the dilution per share to new investors purchasing shares in this offering by $(0.21), assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming no payment of underwriting discounts and commissions on the sale of all 1,500,000 ordinary shares in this offering that VCH, L.P. has indicated an interest in purchasing, as described elsewhere in this prospectus. An increase of 1,000,000 shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by $13.0 million and decrease the dilution per share to new investors participating in this offering by $0.51, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming no payment of underwriting discounts and commissions on the sale of all 1,500,000 ordinary shares in this offering that VCH, L.P. has indicated an interest in purchasing, as described elsewhere in this prospectus. A decrease of 1,000,000 shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value per share after this offering by $13.0 million and increase the dilution per share to new investors by $0.51, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming no payment of underwriting discounts and commissions on the sale of all 1,500,000 ordinary shares in this offering that VCH, L.P. has indicated an interest in purchasing, as described elsewhere in this prospectus.

If the underwriters fully exercise their option to purchase additional shares in this offering, our pro forma as adjusted net tangible book value per share after this offering would be $2.03 per share, and the dilution per share to new investors purchasing shares in this offering would be $11.97 per share, in each case assuming an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2019, the differences between the existing shareholders as of March 31, 2019 and the new investors with respect to the number of shares purchased from us in this offering, the total consideration paid and the average price per share paid at an assumed initial public offering price of $14.00 per share before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include shares underlying the shares issuable upon exercise of the option to purchase additional shares which we have granted to the underwriters.

	Shares purchased		Total consideration	Average price per share
	Number	Percent
Existing Investors	19,805,562	77%	*	*
New Investors(1)	5,800,000	23	$81,200,000	$14.00
Total	25,605,562	100%

*

After giving effect to the return of capital and accumulated yield in connection with this offering, the amount of distributions to existing shareholders, in the aggregate, will exceed the total consideration paid for such shares.

(1)	Includes 1,500,000 shares that may be purchased by VCH, L.P.

If the underwriters exercise their option to purchase additional shares in full, the percentage of shares held by existing shareholders will decrease to approximately 75% of the total number of our shares outstanding after this offering, and the number of shares held by new investors will be increased to 6,700,000 shares, or approximately 25% of the total number of our shares outstanding after this offering.

The preceding table excludes, as of March 31, 2019:

•	283,707 shares subject to unvested restricted share awards;

•	9,976 shares underlying restricted share units;

•

3,400,000 shares reserved for future issuance under our 2019 Share Incentive Plan, of which we expect to grant options and RSUs on an aggregate of 2,172,000 shares effective upon the pricing of this offering, with exercise price of options equal to the initial public offering price; and

•	550,000 shares reserved for purchase under our 2019 Employee Share Purchase Plan.

J.	The following disclosure has been added to the Preliminary Prospectus under the section titled “Certain relationships and related party transactions.”

Participation in our Initial Public Offering

Vector Capital, through VCH, L.P., which holds a controlling interest in us and is affiliated with two members of our board of directors, has indicated an interest in purchasing up to an aggregate of 1,500,000 ordinary shares in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, VCH, L.P. may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to VCH, L.P. The underwriters will not receive any underwriting discounts or commissions from sales of shares to VCH, L.P.

K.	The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Principal Shareholders.”

Principal shareholders

The following table sets forth certain information with respect to the beneficial ownership of our shares as of June 1, 2019, referred to in the table below as the “Beneficial Ownership Date”, and as adjusted to reflect the sale of our shares offered by us in this offering at $14.00 per share, the midpoint of the range on the cover of this prospectus, and assuming (i) completion of the Recapitalization and (ii) no exercise of the underwriter’s option to purchase additional shares:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Beneficial Ownership Date are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 19,805,562 shares outstanding as of the Beneficial Ownership Date and 25,605,562 shares outstanding after this offering, which assumes the underwriters will not exercise their option to purchase additional shares from us in this offering.

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Cambium Networks, Inc., 3800 Golf Road, Suite 360, Rolling Meadows, Illinois 60008.

Name of beneficial owner	Shares beneficially owned(1)	Percentage of shares beneficially owned before the offering	Percentage of shares beneficially owned after the offering
5% Shareholders:
Vector Cambium Holdings (Cayman), L.P.(2)(8)	17,581,594	88.8%	68.7%
Directors and Named Executive Officers:
Alexander R. Slusky(2)(3)(8)	17,581,594	88.8%	68.7%
Robert Amen(2)(4)(8)	17,581,594	88.8%	68.7%
Bruce Felt	—	—	—
Vikram Verma	—	—	—
Atul Bhatnagar	652,974	3.3%	2.6%
Bryan Sheppeck(5)	64,168	*	*
Ronald Ryan(6)	24,350	*	*
All executive officers and directors as a group (12 persons)(7)(8)	18,447,523	93.1%	72.0%

*	Represents beneficial ownership of less than 1%
(1)	Shares shown in this table include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)

Consists of shares held by Vector Cambium Holdings (Cayman), L.P. Vector Capital Partners IV, L.P. is the general partner of Vector Cambium Holdings (Cayman), L.P., and Vector Capital, Ltd. and Vector Capital, L.L.C. are the general partners of Vector Capital Partners IV, L.P. The board of directors of Vector Capital, Ltd. has the exclusive power and authority to vote, or to direct to vote, and to dispose, or to direct the disposition of, the shares held by Vector Cambium Holdings (Cayman), L.P. and therefore holds indirect voting and dispositive power over the shares held by Vector Cambium Holdings (Cayman), L.P. and may be deemed to be the beneficial owner of such shares. The board of directors of Vector Capital, Ltd. consists of Messrs. David Baylor, David Fishman, Robert Amen, Andy Fishman, Matthew Blodgett and James Murray, each of whom disclaims beneficial ownership of such shares in excess of his respective pecuniary interest in such shares. The address of each of the entities identified in this note is c/o Vector Capital, One Market Street, Steuart Tower, 23rd Floor, San Francisco, California 94105.

(3)

Consists of 17,581,594 shares held of record by VCH, L.P. for which Vector Capital and its affiliates may be deemed to have beneficial ownership. Mr. Slusky is the Chief Investment Officer of Vector Capital and as a result may be deemed to have beneficial ownership over such shares. Mr. Slusky disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(4)

Consists of 17,581,594 shares held of record by VCH, L.P. for which Vector Capital and its affiliates may be deemed to have beneficial ownership. Mr. Amen is a Managing Director of Vector Capital and as a result may be deemed to have beneficial ownership over such shares. Mr. Amen disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(5)

Includes 92 shares subject to equity awards to be issued to Mr. Sheppeck in the Recapitalization based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the range set forth on the cover of this prospectus.

(6)

Includes 410 shares subject to equity awards to be issued to Mr. Ryan in the Recapitalization based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the range set forth on the cover of this prospectus.

(7)

Includes (i) 2,324 shares subject to equity awards to be issued to all executive officers and directors in the Recapitalization based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the range set forth on the cover of this prospectus and (ii) 17,581,594 shares held of record by VCH, L.P. for which Messrs. Slusky and Amen may be deemed to have beneficial ownership.

(8)

VCH, L.P., which holds a controlling interest in us and is affiliated with two members of our board of directors, has indicated an interest in purchasing up to an aggregate of 1,500,000 ordinary shares in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, VCH, L.P. may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to VCH, L.P. If any shares are purchased by VCH, L.P., the number of ordinary shares beneficially owned after this offering and the percentage of ordinary shares beneficially owned after this offering will differ from that set forth in the table above. Assuming the purchase of all 1,500,000 shares by VCH, L.P., the number of ordinary shares beneficially owned by our current executive officers and directors would increase by 1,500,000 shares and the percentage of ordinary shares beneficially owned by VCH, L.P. after this offering would increase by 5.9%. If VCH, L.P. were to purchase all of these shares, they would beneficially own approximately 74.5% of our outstanding ordinary shares after this offering and all directors, executive officers and each of our shareholders who own greater than 5% of our outstanding ordinary shares and their affiliates, in the aggregate, would own approximately 77.9% of our outstanding ordinary shares after this offering.

L.	The following disclosure has been added to the Preliminary Prospectus under the section titled “Underwriting.”

Vector Capital, through VCH, L.P., which holds a controlling interest in us and is affiliated with two members of our board of directors, has indicated an interest in purchasing up to an aggregate of 1,500,000 ordinary shares in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Vector Capital may elect not to purchase shares in this offering or the underwriters may elect not to sell any shares in this offering to Vector Capital. The underwriters will not receive any underwriting discounts or commissions from sales of shares to Vector Capital.

2.	Disclosure Regarding Pending Litigation

A.

The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Risk factors—Claims by others that we infringe their intellectual property rights could harm our business.”

Our industry is characterized by vigorous protection and pursuit of intellectual property rights. A number of companies hold a large number of patents that may cover technology necessary to our products. We have in the past received and expect to continue to receive claims by third parties that we infringe their intellectual property rights. For example, on August 7, 2018, Ubiquiti Networks, Inc. filed a lawsuit, which we refer to as the Ubiquiti Litigation, in the United States District Court, Northern District of Illinois, against us, two of our employees, one of our distributors and one of our end users. The complaint alleged that our development of and sales and promotion of our Elevate software as downloaded on a Ubiquiti device violates the Computer Fraud and Abuse Act and Illinois Computer Crimes Prevention Law, the Digital Millennium Copyright Act and the Copyright Act and constitutes misrepresentation and false advertising and false designation of origin in violation of the Lanham Act and state competition laws, breach of contract, tortious interference with contract and unfair competition, and trademark infringement and common law misappropriation. The complaint also asserted additional claims against all defendants alleging that the development and sales of Elevate violated the Racketeer Influenced and Corrupt Organizations Act. On May 22, 2019, the Court issued its order dismissing Ubiquiti’s complaint without prejudice. On June 18, 2019, Ubiquiti filed its First Amended Complaint (FAC). The FAC makes substantially the same claims against the same parties with the exception that the FAC does not include claims for violation of the Illinois Computer Crime Prevention Law, Infringement of Registered Trademarks, False Designation of Origin, and Common Law Trademark Misappropriation that were included in the initial complaint. The response to the FAC is due on July 10, 2019. The Court has set a further presentment hearing on July 16, 2019. There can be no assurance that we will prevail in the lawsuit.

B.	The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Business—Legal proceedings.”

From time to time, we are a party to various litigation matters and subject to claims that arise in the ordinary course of business including, for example, patent infringement lawsuits by non-practicing entities. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. In addition, on August 7, 2018, Ubiquiti Networks, Inc. filed a lawsuit, which we refer to as the Ubiquiti Litigation, in the United States District Court, Northern District of Illinois against us, two of our employees, one of our distributors, and one of our end users. The complaint alleged that our development of and sales and promotion of our Elevate software as downloaded on a Ubiquiti device violates the Computer Fraud and Abuse Act and Illinois Computer Crimes Prevention Law, the Digital Millennium Copyright Act and the Copyright Act, and constitutes misrepresentation and false advertising and false designation of origin in violation of the Lanham Act and state competition laws, breach of contract, tortious interference with contract and unfair competition, and trademark infringement and common law misappropriation. The complaint also asserted additional claims against all defendants alleging that the development and sales of Elevate violated the Racketeer Influenced and Corrupt Organizations Act. On May 22, 2019, the Court issued its order dismissing Ubiquiti’s complaint without prejudice. On June 18, 2019, Ubiquiti filed its First Amended Complaint (FAC). The FAC makes substantially the same claims against the same parties with the exception that the FAC does not include claims for violation of the Illinois Computer Crime Prevention Law, Infringement of Registered Trademarks, False Designation of Origin, and Common Law Trademark Misappropriation that were included in the initial complaint. The response to the FAC is due on July 10, 2019. The Court has set a further presentment hearing on July 16, 2019. There can be no assurance that we will prevail in the lawsuit.

3.	Disclosure Regarding 5G Technology Development

A.

The following disclosure has been added to the disclosure set forth in the Preliminary Prospectus under the section titled “Risk factors—The introduction of new products and technology is key to our success, and if we fail to predict and respond to emerging technological trends and network operators’ changing needs, we may be unable to remain competitive.”

We are currently investing in the development of products and technology to be appropriate for the 5G standard once it is generally adopted in our target markets. There can be no assurance we will successfully address the new standard in a timely manner or that our products will achieve market acceptance.

4.	Disclosure Regarding Exclusive Forum Provisions

A.

The following disclosure has been added to the disclosure set forth in the Preliminary Prospectus under the section titled “Risk factors—Because we are incorporated under Cayman Islands law, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.”

These exclusive forum provisions do not apply to claims under U.S. federal securities laws.

B.	The following disclosure has been added to the disclosure set forth in the Preliminary Prospectus under the section titled “Description of share capital—Exclusive forum.”

These exclusive forum provisions do not apply to claims under U.S. federal securities laws.

5.

The following information updates the disclosure set forth in the Preliminary Prospectus under the section titled “Management’s discussion and analysis of financial condition and results of operations—Trends and factors affecting our business,” and in related sections.

We intend to enter into an amendment of our Amended and Restated Credit Agreement with Silicon Valley Bank in connection with and effective on the closing of this initial public offering. In connection with this amendment, we expect to reduce the term loan to $70 million, maintain the revolving credit facility at $10 million, and remove the guaranty provided by an affiliate of Vector Capital. We expect to amend the consolidated fixed charge coverage ratio to increase from 1.10 for the trailing six months ended June 30, 2019 to 1.25 for the trailing twelve months ended December 31, 2019 and each quarter thereafter. All other financial covenants shall remain the same. As part of this amendment, we will repay $30.7 million of the currently outstanding amounts due under the term loan and the revolving credit facility out of the net proceeds of this offering. Our current indebtedness may impair our ability to raise additional credit if needed, will result in increased cash paid debt service obligations and requires us to comply with customary operational and financial covenants. Any of these factors may impair our operational flexibility and ability to execute on our strategy. See “Certain relationships and related party transactions—Transactions with VCH, L.P. and its affiliates” for more information regarding payments to VCH, L.P. and its affiliates.

6.	Disclosure Responsive to Other SEC Comments

A.

The following information updates the Company’s consolidated balance sheet included in the Financial Statements in the Preliminary Prospectus in response to comments of the Securities and Exchange Commission.

Cambium Networks Corporation

Consolidated Balance Sheets

	December 31,			Pro forma
(in thousands)	2017	2018	March 31, 2019	March 31, 2019(1)
			(unaudited)	(unaudited)
ASSETS
Current assets
Cash	$7,377	$4,441	$3,801
Receivables, net of allowances	51,579	60,389	63,545
Inventories, net	21,885	30,710	32,522
Recoverable income taxes	629	679	771
Prepaid expenses	2,838	3,465	3,447
Other current assets	1,318	5,889	6,390
Total current assets	85,626	105,573	110,476
Noncurrent assets
Property and equipment, net	5,221	7,965	8,183
Software, net	3,972	3,944	4,120
Operating lease assets	—	—	7,699
Intangible assets, net	12,692	8,493	8,199
Goodwill	8,060	8,060	8,060
Deferred tax assets, net	6,042	8,022	7,708	13,351

TOTAL ASSETS	$121,613	$142,057	$154,445	160,088
LIABILITIES AND DEFICIT
Current liabilities
Accounts payable	$18,475	$23,710	$25,487
Accrued liabilities	15,074	18,263	19,352
Distribution accrual	—	—	—
Employee compensation	8,505	4,377	5,762	7,373
Current portion of long-term external debt	3,934	8,836	8,961
Payable to Sponsor	5,018	5,582	5,625
Deferred revenues	2,891	2,770	2,738
Other current liabilities	743	2,761	5,192
Total current liabilities	54,640	66,299	73,117	74,728
Noncurrent liabilities
Long-term external debt	83,443	94,183	91,848
Deferred revenues	1,356	1,541	1,633

Noncurrent operating lease liabilities	—	—	6,558
Other noncurrent liabilities	—	605	—
Total liabilities	139,439	162,628	173,156	174,767
Shareholders’ deficit
Share capital; $0.0001 par value; 77,179 shares issued and outstanding at December 31, 2017 and 2018 and March 31, 2019; 19,805,562 shares issued and outstanding pro forma(2)	772	772	772	774
Treasury stock, at cost, 115,040 shares as of March 31, 2019, pro forma	—	—	—	(1,611)
Capital contribution	24,651	24,651	24,651	24,651
Additional paid in capital	—	—	—	31,349
Accumulated deficit	(43,400)	(45,773)	(43,911)	(69,619)
Accumulated other comprehensive income	151	(221)	(223)	(223)
Total shareholders’ deficit	(17,826)	(20,571)	(18,711)	(14,679)
TOTAL LIABILITIES AND DEFICIT	$121,613	$142,057	$154,445	$160,088

(1)

Unaudited pro forma adjustment reflects the effects of the Recapitalization to be effected in connection with the Company’s initial public offering as if the Recapitalization occurred at March 31, 2019.

(2)	The par value and number of shares issued and outstanding has been updated to reflect the impact of the 100:1 share subdivision effective on June 6, 2019. Refer to Note 11—Share capital.

The accompanying notes are an integral part of the consolidated financial statements.

B.	The following information updates the disclosure set forth in the Preliminary Prospectus under Note 1 in the Notes to Consolidated Financial Statements.

Unaudited pro forma information

The accompanying unaudited pro forma consolidated balance sheet as of March 31, 2019 has been prepared to give effect to the Recapitalization to be effected in connection with the Company’s proposed initial public offering as if the Recapitalization occurred at March 31, 2019.

Specifically, the unaudited pro forma balance sheet as of March 31, 2019 gives effect to:

•

The issuance of 19,805,562 shares based on an assumed initial public offering price of $14.00 per share, the midpoint of the range of the currently estimated initial public offering price range of $13.00 to $15.00 per share, to be distributed as follows:

•	the issuance of shares to Vector Capital Holdings, L.P. (“VCH, LP”), such that the total shareholding in the Company will be 17,581,594 shares;

•

the issuance of 2,339,008 shares to the employees and service providers of the Company related to vested MIU and Phantom units based on an assumed initial public offering price of $14.00 per share; and

•	the withholding of 115,040 shares for settlement of taxes based on an assumed initial public offering of $14.00 per share.

In the accompanying consolidated statements of income, the unaudited pro forma basic and diluted net income (loss) per share for the year ended December 31, 2018 and the three months ended March 31, 2019 has been prepared to give effect to the Recapitalization on the weighted average shares as if the Recapitalization occurred on January 1, 2018.

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-866-803-9204, or by email at prospectuseq_fi@jpmorganchase.com or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526, or by email at prospectus-ny@ny.email.gs.com.